UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 15)

Syngenta AG

(Name of Subject Company (Issuer))

CNAC Saturn (NL) B.V.

an indirect wholly-owned subsidiary of

China National Chemical Corporation

(Names of Filing Persons (Offerors))

Common Shares, Nominal Value CHF 0.10

(Title of Class of Securities)

ISIN No. CH0011037469

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one-fifth of a Common Share)

(Title of Class of Securities)

87160A100

(CUSIP Number of Class of Securities)

Xiaobao Lu

China National Chemical Corporation

No. 62 Beisihuanxilu

Haidian District

Beijing, China 100080

Telephone: +86 (10) 82677996

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Alan M. Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Christopher R. May, Esq. Simpson Thacher & Bartlett LLP 600 Travis Street, Suite 5400 Houston, Texas 77002 (713) 821-5650

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
U.S. $11,977,188,210	U.S. $1,206,103

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 20,124,398, the number of common shares of Syngenta AG (“Common Shares”) estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) (such holders collectively, “U.S. Holders”) as of March 1, 2016, which represents the maximum number of Common Shares that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of U.S. $465 per Common Share and (ii) the product of (x) 28,164,980, the number of American Depositary Shares (“ADSs”) representing Common Shares outstanding as of the close of business on March 15, 2016, which represents the maximum number of ADSs that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of U.S. $93 per ADS. The number of ADSs outstanding is based on information provided by The Bank of New York Mellon, the depositary for the ADSs and the number of Common Shares estimated to be held by U.S. Holders is based on information provided by Syngenta AG.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: U.S. $1,206,103	Filing Party: China National Chemical Corporation and CNAC Saturn (NL) B.V.
Form or Registration No.: Schedule TO	Date Filed: March 23, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 15 to Schedule TO (this “Amendment”) is filed by China National Chemical Corporation, a state-owned enterprise organized under the laws of the People’s Republic of China (“ChemChina”), and CNAC Saturn (NL) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Amsterdam and registered with the trade register of the Chamber of Commerce under number 65434552 (“Purchaser”) and an indirect wholly-owned subsidiary of ChemChina, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2016 (together with any amendments and supplements thereto, the “Schedule TO”) by ChemChina and Purchaser and relates to the offer by Purchaser to purchase:

(i)	up to 100% of the publicly held registered shares (Namenaktien), with a nominal value of Swiss francs 0.10 per share, of Syngenta AG (“Syngenta”), a Swiss corporation (Aktiengesellschaft) (collectively the “Common Shares” and each a “Common Share”), that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended), and

(ii)	up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively the “ADSs” and each an “ADS”), each ADS representing one-fifth (1/5) of a Common Share, from all holders, wherever located, at a purchase price of U.S. $465 per Common Share and U.S. $93 per ADS, in each case, in cash, without interest, payable in U.S. dollars, less the amount of any fees, expenses and withholding taxes that may be applicable (including, in the case of ADSs, a fee of U.S. $0.05 per ADS for the cancellation of tendered ADSs) and subject to any dilutive effects that may be applicable (see “The U.S. Offer—Terms of the U.S. Offer—Material Terms—Consideration and Payment” of the U.S. Offer to Purchase (as defined below)), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated March 23, 2016 (together with any amendments and supplements thereto, the “U.S. Offer to Purchase”), and in the Common Share Acceptance Letter or ADS Letter of Transmittal, as applicable, accompanying the U.S. Offer to Purchase. This Amendment is being filed on behalf of ChemChina and Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

The item of the Schedule TO set forth below is hereby amended and supplemented as follows:

Items 1 through 9; Item 11.

Items 1 through 9 and Item 11 are hereby amended and supplemented as follows:

1.	The following is hereby added as a new paragraph at the end of Item 1 “Terms of the U.S. Offer—Material Terms—Subsequent Offer Period”:

On May 10, 2017, ChemChina and Purchaser announced the Definitive Interim Results of the Offers. At the end of the Main Offer Period, based on finalized numbers, a total of 75,925,206 Common Shares (including those represented by ADSs) (approximately 82.2% of the Common Shares (including those represented by ADSs)) had been tendered and not withdrawn pursuant to the Offers. The Minimum Acceptance Rate condition has been satisfied and the First Settlement will occur on May 18, 2017.

2.	The second paragraph of Item 1 “Terms of the U.S. Offer—Material Terms—Subsequent Offer Period” is hereby amended and restated as follows:

On May 11, 2017, the Purchaser will commence the Subsequent Offer Period. We will accept for payment any Common Shares or ADSs that are validly tendered before the expiration of the Subsequent Offer Period at 10:00 a.m., New York City time, on May 24, 2017. ChemChina and Purchaser expect the Second Settlement to occur on June 7, 2017. At the Second Settlement, all Common Shares and ADSs that were validly tendered during the Subsequent Offer Period will be accepted for payment by Purchaser. U.S. Holders of Common Shares or holders of ADSs tendering into the Subsequent Offer Period will receive the same price per Common Share and ADS, respectively, as will be paid in the Main Offer Period pursuant to this U.S. Offer to Purchase. The procedures for guaranteed delivery described in this U.S. Offer to Purchase in “The U.S. Offer—Procedure for Tendering into the U.S. Offer—Guaranteed Delivery Procedures” will not be used during the Subsequent Offer Period. In no event will we pay any interest on the purchase price for Common Shares or ADSs tendered during the Main Offer Period or the Subsequent Offer Period.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(xxvii)	Press Release issued by China National Chemical Corporation on May 10, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2017

CHINA NATIONAL CHEMICAL CORPORATION

By:	/s/ Xiaobao Lu
Name:	Xiaobao Lu
Title:	Vice President

CNAC SATURN (NL) B.V.

By:	/s/ Hongbo Chen
Name:	Hongbo Chen
Title:	Director